Filed pursuant to Rule 433

May 9, 2007

Relating to

Preliminary Prospectus Supplement dated May 8, 2007 to

Prospectus Dated November 3, 2006

Registration Statement No. 333-138437

Final Term Sheet

May 9, 2007

$599,967,000

Genworth Financial, Inc.

5.231% Senior Notes due 2009

Issuer:	Genworth Financial, Inc.
Remarketed Amount:	$599,967,000
Maturity Date:	May 16, 2009
First Interest Payment Date after the Remarketing:	November 16, 2007
Interest Payment Dates:	May 16 and November 16 of each year
Interest Rate:	5.231%
Trade Date:	May 9, 2007
Settlement Date:	May 16, 2007	Trade date + 5 days
Remarketing Price:	100%
Remarketing Fee:	$1,499,917.50
Expected Ratings:	Moody’s: A2 S&P: A Fitch: A
Format:	SEC Registered
Denomination:	$1,000 principal amount and integral multiples thereof
CUSIP:	37247D AA 4
Benchmark Treasury:	4.500% due April 30, 2009
Benchmark Treasury Yield:	4.671%
Spread to Benchmark:	+ 56 bps

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any remarketing agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

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